CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

February 10, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 3 to Registration Satement on Form S-1
    Filed November 26, 2016
    File No. 333-211051

The follow contents are in response to the SEC letter on December 21, 2016 for the Registration Satement on Form S-1:

General

1. We note your disclosure in the "certain relationships and related transactions" section that "[a]fter the registering in SEC will be effective, Lansdale Inc. will purchase 96,000,000,000 Class A common shares of Achison Inc., it will be about 96% shares of Achison Inc. Lansdale Inc. will pay the purchase by cash." We further note your disclosure throughout the document were you refer to your parent company. It appears that an investment decision has been made about the 96 billion shares Lansdale will purchase. Please tell us how this complies with Section 5 of the Securities Act. Alternatively, please revise the registration statement to register the 3.9 billion shares that have not already been sold in a private offering.

We removed "after the registering in SEC will be effective, Lansdale Inc. will purchase 96,000,000,000 Class A common shares of Achison Inc., it will be about 96% shares of Achison Inc. Lansdale Inc. will pay the purchase by cash."

Please see the amended contents of Certain Relationships and Related Transactions on page 28 of Form S-1/A which was filed on February 20, 2017.

2. We refer to your certificate of incorporation filed as Exhibit 3. Please tell us whether any shares were issued when you incorporated the company.

There aren't any shares to be issued when we incorporated Achison Inc.

Please see the amended contents of the Cover Pages 3 on page 3 of Form S-1/A which was filed on February 20, 2017.

3. We note your response to our prior comment 1. Please revise your disclosure to specifically state that you are electing not to be an emerging growth company and will not utilize the exemptions and accommodations available to emerging growth companies. Alternatively, please disclose that you are an emerging growth company and revise your registration statement to:

(1). Describe how and when a company may lose emerging growth company status;

(2). Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act: o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please see the amended contents of the Cover Page on page 3 of Form S-1/A which was filed on February 10, 2017.

4. Please revise your disclosure in the risk factor or plan of distribution section to disclose the implications of your status as a shell company. For example, please refer to Rule 144 of the Securities Act.

Please see the amended contents of the Plan of Distribution on page 9 of Form S-1/A which was filed on February 10, 2017.

Cover Page of Registration Statement

5. We note your response to our prior comment 4. Please indicate by check mark that the securities being registered are to be offered on a continuous basis Rule 415.

Please see the amended contents of the Cover Page of Registration Statement on page 1 of Form S-1/A which was filed on February 10, 2017.

Prospectus Cover Page

6. We note your response to our prior comment 6 and your revised disclosure on page 7 that you have not made any escrow arrangements. Please revise your disclosure in this section accordingly. Additionally, please revise to provide the date the offering will end. Please refer to Item 501(b)(8)(iii) of Regulation S-K.

Please see the amended contents of the Prospectus Cover Page 8 on page 3 of Form S-1/A which was filed on February 10, 2017.

Outside Back Cover Page, page 4

7. Please revise your dealer prospectus delivery obligation to state that the obligation extends for 90 days after the effective date of your registration statement or advise. Please refer to Section 4(a)(3) of the Securities Act of 1933 and Rule 174 of Regulation C.

Please see the amended contents of the Outside Back Cover Page on page 4 of Form S-1/A which was filed on February 10, 2017.

Prospectus Summary, page 6

8. We note your disclosure that you are setting "up several companies in same industry" and you "will split all [your] capital into several portions, and put each portion capital into each [of your] companies, then each [of your] companies will have a smaller capit..." Please tell us whether you intend to aggregate each entity's funds into one parent company rather than maintaining the assets in the individual entities. If so, please revise your risk factor section to provide related material risks.

Please see the amended contents of the Prospectus Summary on page 6 of Form S-1/A which was filed on February 10, 2017.

9. We note your disclosure that you plan to engage in trading spot gold and silver in Singapore's markets. Please revise your disclosure, where applicable, to describe the regulatory environment in Singapore for trading in spot gold and silver. Also include related risk factors.

Please see the amended contents of the Prospectus Summary 11 on page 6 of Form S-1/A which was filed on February 10, 2017.

Please see the amended contents of the Risk factors 1(3) on page 6 of Form S-1/A which was filed on February 10, 2017.

Plan of Distribution, page 9

10. We note your response to our prior comment 15. Please revise your disclosure to clarify how Mr. Xie complies with the requirements of Rule 3a4-1(4) of the Exchange Act.

Please see the amended contents of the Plan of Distribution 7 on page 9 of Form S-1/A which was filed on February 10, 2017.

Interest of Named Experts, page 10

11. We note your disclosure that Blueville Inc. will pay the company's auditing and legal service fees under a managing company agreement. Please revise to clarify, if true, that these expenses are to be reimbursed to Blueville Inc. by the company under the February 16, 2016 managing company agreement with Blueville Inc. referenced in Note 7 to the company's unaudited financial statements for the period ended September 30, 2016.

Please see the amended contents of the Interest of Named Experts 1 and 2 on page 10 of Form S-1/A which was filed on February 10, 2017.

Financial Statements, beginning on page 12

Audited Financial Statements for the Periods Ended March 31, 2016 and 2015

12. Noting that the company is a shell company with no significant operations or assets, please clarify your auditor's consideration of AU Section 341 of the PCAOB Interim Auditing Standards in determining that no going concern exists.

Please see the amended contents of the Audited Financial Statements for the Periods Ended March 31, 2016 and 2015 on page 15 and page 20 of Form S-1/A which was filed on February 10, 2017.

Please see the amended contents of the Exhibits 7.1 and 7.2 of Form S-1/A which was filed on February 10, 2017.

Liquidity and Capital Resources, pages 22 - 23

13. Reference is made to the promissory letter discussed within Note 6 on page 13. Given your current status as a shell company, please revise to expand your disclosures to discuss whether this promissory letter is legally binding. To the extent limitations exist, please describe such facts and circumstances. Your response and expanded disclosures should also include relevant background information related to Landsdale, Inc. sufficient to substantiate its ability to perform on such commitments. Your revised disclosures should highlight and discuss all plans that management has to alleviate any potential cash flow concerns.

Please see the amended contents of the Liquidity and Capital Resources on page 22 of Form S-1/A which was filed on February 10, 2017.

Changes in Internal Controls over Financial Reporting and Statement, page 25

14. We note your disclosure that one of the reasons for dismissal of your former independent accountant was his "limited experience of auditing an Investment Company." Please revise to explain the reference to "Investment Company," including why experience in auditing an Investment Company is relevant to your business and whether you are, or have plans to become, an Investment Company.

Please see the amended contents of the Changes in Internal Controls over Financial Reporting and Statement 1(iii) on page 25 of Form S-1/A which was filed on February 10, 2017.

Please see the amended contents of the Exhibits 16.1 of Form S-1/A which was filed on February 10, 2017.

Part II - Information Not Required in Prospectus, page 23

Other Expenses of Issuance and Distributions, page 28

15. We note your disclosure that Blueville Inc. will pay all offering expenses. Please revise the table to quantify the offering expenses. Refer to Item 511 of Regulation S-K.

Please see the amended contents of the Other Expenses of Issuance and Distributions on page 29 of Form S-1/A which was filed on February 10, 2017.

Undertakings, page 28

16. Please include the undertakings required by Item 512(a)(1) and (a)(3) of Regulation S-K.

Please see the amended contents of the Undertaking on page 29 of Form S-1/A which was filed on February 10, 2017.

Exhibits and Financial Statement Schedules, page 28

Exhibit 23

17. Please include an updated consent from your independent accountant in the pre-effective amendment.

Please see the Exhibits 23.1 and 23.2 of Form S-1/A which was filed on February 10, 2017.

Exhibit 5 Filed with Amendment 4 to Form S-1 on November 15, 2016

18. We note your response to our prior comment 24. We note that assumption (vii) in paragraph 7 now assumes that you have a sufficient number of authorized shares as of the date of the opinion. Please have counsel revise the legal opinion to clarify that, as of the date of the opinion, you have a sufficient number of authorized shares.

Please see the amended contents of the Exhibits 5 of Form S-1/A which was filed on February 10, 2017.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: February 10, 2017